FRANKLIN TEMPLETON INVESTMENTS
                              ONE FRANKLIN PARKWAY
                           SAN MATEO, CALIFORNIA 94404

                                                      February 20, 2008

Filed Via EDGAR (CIK # 0000837274)

Rebecca Marquigny
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington DC  20549

     RE: Franklin Templeton Variable Insurance Products Trust (Trust)
         File Nos. 033-23493 and 811-05583

Dear Ms. Marquigny:

The attached exhibit is a prospectus and statement of additional information for new Class 4 shares of the Trust ("Class 4 Disclosure"). The Class 4 Disclosure was originally filed pursuant to Rule 485(a) on January 16, 2008 (the "January Filing"); a revised copy was provided to you in a correspondence filing made on February 6, 2008.

The attached Class 4 Disclosure is marked to show changes from the correspondence filing, most of which were made in response to your oral comments of February 14, 2008. Changes include the following:

     o revision of the prospectus annual total return tables to clarify the calculation of performance prior to the inception of Class 4;

     o revision of the prospectus fee tables to clarify the application of fee waivers and the duration of fee waivers due to the money fund sweep;

     o revision of fee table and addition of text later in the prospectus for Franklin Templeton VIP Founding Funds Allocation Fund to clarify that it invests in Class 1 shares of underlying funds;

     o revision of prospectus disclosure concerning distribution and service fees to clarify retention of fees by the distributor and investment in Class 4 shares by other funds of the Trust;

     o revision to statement of additional information ("SAI") disclosure concerning proxy voting policies and procedures;

     o periodic update to SAI disclosure concerning members of the board of trustees;

     o revision to SAI disclosure concerning payment of brokerage commissions;
       and

     o insert to SAI disclosure concerning voting rights (Section 12).

If the marked changes are acceptable to you, we will make a filing pursuant to Rule 485(a) (the "New Filing"). We anticipate that the disclosure we will include in the New Filing will be identical to the attached exhibit. To the extent there are any variations, we will describe them in the transmittal letter that will accompany the New Filing. The transmittal letter will also, pursuant to Rule 461, request acceleration of the New Filing (and of exhibits from the January Filing) to effectiveness on February 28, 2008. The transmittal letter will include the so-called Tandy language.

Please direct any inquiries to Kevin Kirchoff at 650 525-8050.

Thank you very much for your assistance, we deeply appreciate it.

Sincerely,

/s/ Karen L. Skidmore
Karen L. Skidmore
Vice President
Franklin Templeton Variable Insurance Products Trust
and Senior Associate General Counsel
Franklin Resources, Inc.